TILRAY, INC.

1100 Maughan Road

Nanaimo, BC, Canada, V9X 1J2

July 16, 2018

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tilray, Inc.
Registration Statement on Form S-1
File No. 333-225741

Ladies and Gentlemen:

Tilray, Inc. (the “Registrant”) requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on July, 18, 2018 at 2:00 P.M., Eastern time or as soon thereafter as is practicable, or at such other time as the Registrant or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Once the Registration Statement has been declared effective, please orally confirm that event with Alan Hambelton of Cooley LLP, counsel to the Registrant, at (206) 452-8756.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Tilray, Inc.

By:	/s/ Brendan Kennedy
	Name:	Brendan Kennedy
	Title:	President, Chief Executive Officer and Director